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                             July 3, 2023

       Timothy Spell
       Chief Executive Officer
       Reagan Bosco International Company, Inc.
       1800 2nd Street, Suite 603
       Sarasota, FL 34236

                                                        Re: Reagan Bosco
International Company, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 16,
2023
                                                            CIK No. 0001976159

       Dear Timothy Spell:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 16, 2023

       General

   1. We note your response and partially reissue comment 1. Please revise to state that
                                                        Providence Reserve
Trust and Timothy Spell are underwriters or tell us your basis for the conclusion that
Providence Reserve Trust and Timothy Spell are not underwriters within the meaning of Section
2(a)(11) of the Securities Act of 1933.
       Cover Page

   2. We note your response to comment 3 and reissue our comment. Please revise your disclosure to clarify
whether you plan to take advantage of the "extended transition period" provided in
Section 7(a)(2)(B). Specifically, we note that you did not check the Timothy Spell
Reagan Bosco International Company, Inc.
July 3, 2023
Page 2
       box on the cover page which indicates that you have elected to use such extended transition period. However, we note your disclosure on pages 7 and 17 that you "have made the irrevocable decision to not opt into the extended transition period for complying with the revised accounting standards."
Dilution, page 12

3. We note your dilution tables reflect an increase in net tangible book value per share attributable to new investors of $0.05. We also note that this is a selling stockholder offering, which will not increase the total number of shares outstanding, nor will
       it increase the company   s net tangible book value since the company
will not receive the
       related proceeds. Please revise your disclosure accordingly. Signatures, page II-3

4.     The registration statement must be signed by the company   s controller
or principal
       accounting officer. Therefore, please indicate, if true, that Mr. Spell is also signing in the capacity of principal accounting officer.
        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and relatedmatters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.




                                                               Sincerely,
FirstName LastNameTimothy Spell
                                                     Division of Corporation
Finance
Comapany NameReagan Bosco International Company, Inc.
                                                     Office of Real Estate &
Construction
July 3, 2023 Page 2
cc:       Stephen A. Weiss, Esq.
FirstName LastName